

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2006

Mr. Giulio T. Bonifacio
Chief Financial Officer
Suite 305-675 West Hastings Street
Vancouver, B. C. Canada V6B 1N2

> **Re: American Bonanza Gold Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **Response Letter Dated September 15, 2006**
> **File No. 0-29916**

Dear Mr. Giulio T. Bonifacio:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comment one. We were unable to locate the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 in your draft amended Form 20-F submitted on October 6, 2006, as indicated in your response. Refer to Item 8.A.3 of Form 20-F. The filing of the audit report will require an amendment to your Form 20-F. See the following comment.

General

2.   Because you will need to amend your filing to include the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003, please amend your filing to include your proposed disclosures responsive to our previously issued comments,

which you indicate would be included in future filings. Your amended filing should be labeled as amended, accompanied with an explanatory note prefacing your document indicating the reasons for and the items affected in your amendment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief